SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Xtreme Green Products Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

98416Q 104

(CUSIP Number)

Byron Georgiou

2747 Paradise Road, Suite 2204
Las Vegas, NV 89109

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Louis A. Brilleman, Esq.
110 Wall Street, 11th Floor
New York, New York 10005
Telephone:  (212) 709-8210

January 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See Rule 13d-7 for other parties to who copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes ).

Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Georgiou, Byron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER	2,500,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER	10,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON IN

Page 2 of 5 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the “Common Stock ”), of Xtreme Green Products Inc., a Nevada corporation (the “ Issuer ”).  The address of the principal executive offices of the Issuer is 5475 Wynn Road, Suite 100, Las Vegas, Nevada 89118.

Item 2.	Identity and Background.

Byron Georgiou (the “Reporting Person”) is a U.S. citizen.

The Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person used personal funds for the purchase of the securities of the Issuer reported herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares. The Reporting Person reserves the right to, and may in the future choose to, change its purpose with respect to such investment and take such actions as it deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which it now beneficially owns or may hereafter acquire.  In connection with the purchase of the securities, on February 1 2010, the Issuer’s Board of Directors unanimously elected the reporting Person to fill an existing vacancy on the Board, which election is to be effective on the date the Issuer’s Directors and Officers liability insurance policy goes into effect.

Page 3 of 5 Pages

 At the date of this Statement, the Reporting Persons, except as set forth in this Statement, have no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

On January 28, 2010, the Issuer and the Reporting Person entered into and consummated the transaction contemplated under a Subscription Agreement.  Under the terms of the Agreement, the Company agreed to issue 2,500,000 shares of its common stock at $0.40 per share and warrants to purchase an additional 7,500,000 shares in three tranches, as follows: a three year warrant to purchase 2,500,000 shares of common stock at $0.40 per share; a four year warrant to purchase 2,500,000 shares at $0.65 per share; and a five year warrant to purchase 2,500,000 shares of common stock at $0.75 per share.  Half of the securities were issued on January 28, 2010.  The remainder was issued on March 1, 2010.

As of the date of this report, the Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 2,500,000 shares of Common Stock.  In addition, the Reporting Person has sole power to dispose or direct the disposition of 7,500,000 shares issuable upon exercise of warrants.  As a result, the Reporting Person beneficially owns an aggregate of 10,000,000 shares of Common Stock, which represents approximately 20.5% of the Common Stock outstanding as of February 1, 2010, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 10, 2010.

Except as set forth herein, the Reporting Person has not executed any transactions in the Issuer’s securities during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2010

By:	/s/ Byron Georgiou

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